Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Jack in the Box Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated November 21, 2006, and the Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Jack in the Box Inc. by Wachovia Capital Markets, LLC or Morgan Stanley & Co. Incorporated, the Joint Dealer Managers or one or more brokers or dealers registered under the laws of such jurisdiction.

JACK IN THE BOX INC.

Notice of Offer to Purchase for Cash
by
JACK IN THE BOX INC.
of
Up to 5,500,000 Shares of its Common Stock
At a Purchase Price
Not Greater Than $61.00 per Share
Nor Less Than $55.00 per Share

Jack in the Box Inc., a Delaware company (the “Company”), is offering to purchase up to 5,500,000 shares of its common stock, $.01 par value per share (the “Common Stock”), at a price not greater than $61.00 nor less than $55.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the offer to purchase, dated November 21, 2006 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 19, 2006, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, the Company will determine a single per share purchase price, not greater than $61.00 nor less than $55.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. The Company will then select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow it to purchase up to 5,500,000 shares or such lesser number of shares as are properly tendered and not properly withdrawn. All shares the Company acquires in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. Only shares properly tendered at prices at or below the purchase price selected by the Company, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration, and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered at or below the purchase price if more than the number of shares the Company seeks to purchase are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at the Company’s expense promptly after the expiration of the Offer. The Company reserves the right, in its sole discretion, to purchase more than

5,500,000 shares in the Offer, and to increase the maximum aggregate purchase price, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may purchase an additional amount of shares not to exceed 2% of the outstanding shares (approximately 719,310 shares as of November 20, 2006) without amending or extending the Offer.

As of November 20, 2006, there were 35,965,506 shares of the Company’s Common Stock issued and outstanding. The 5,500,000 shares that the Company is offering to purchase hereunder represent approximately 15.3% of the total number of issued and outstanding shares of the Company’s Common Stock as of November 20, 2006. The shares are listed and traded on the New York Stock Exchange under the symbol “JBX”. Stockholders are urged to obtain current market quotations for the shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date (as defined in the Offer to Purchase).

The Offer will expire at 12:00 Midnight, New York City time, on December 19, 2006, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender shares must specify the price or prices, not greater than $61.00 or less than $55.00 per share (in multiples of $0.25), at which they are willing to sell their shares to the Company in the Offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, elect to tender their shares at the purchase price ultimately paid for shares properly tendered and not properly withdrawn in the Offer, which could result in the tendering stockholder receiving the minimum price of $55.00 per share. See the Offer to Purchase for recent market prices for the shares. Stockholders desiring to tender shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 5,500,000 shares (or such greater number of shares as the Company may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date, the Company will purchase shares: first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration date; second, from all other stockholders who properly tender shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration date, on a pro rata basis (except for stockholders who tendered shares conditionally for which the condition was not satisfied); and third, only if necessary to permit the Company to purchase 5,500,000 shares (or such greater number of shares as the Company may elect to accept for payment, subject to applicable law), from holders who have tendered shares at or below the purchase price determined in the Offer conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration, and conditional tender provisions of the Offer, shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the Offer promptly after the expiration date. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for shares or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an agent’s message (as defined in the Offer to Purchase)); and (iii) any other required documents.

Tenders of shares are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless such shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered shares at any time after 12:00 Midnight, New York City time, on Monday, January 22, 2007. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company is making the Offer because its management and Board of Directors believe that the modified Dutch auction tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide all of the Company’s stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. Stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them.

The Offer also provides stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, “odd lot” holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Offer also will avoid any “odd lot” discounts that might otherwise be applicable to sales of their shares.

Generally, a stockholder will be subject to U.S. federal income taxation and applicable withholding upon receiving cash in exchange for the shares the stockholder tenders in the Offer. The receipt of cash for tendered shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of stock from the Company. A foreign stockholder may be subject to withholding at a rate of 30% on payments received pursuant to the Offer and may also be subject to tax in other jurisdictions on the disposal of shares. All stockholders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult their own tax advisors with respect to their particular circumstances.

The Company’s Board of Directors has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which stockholders may choose to tender their shares. The Company has not authorized any person to make any recommendation. Stockholders should carefully evaluate all information in the Offer and should consult their own investment and tax advisors. Stockholders must decide whether to tender their shares and, if so, how many shares to tender and the price or prices at which a stockholder will tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and in the Letter of Transmittal before making any decision with respect to the Offer.

The Company’s directors and executive officers, other than L. Robert Payne, who is retiring from the Board of Directors and has not yet determined whether he will tender into the Offer, have advised us that they do not intend to tender their shares in the Offer.

Shares may not be tendered in the Offer by guaranteed delivery.

The information required to be disclosed by Rule 13e–4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to all holders of the shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares, as reflected on the records of the transfer agent as of November 20, 2006. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase and the Letter of Transmittal will be furnished promptly by the Information Agent at the Company’s expense. Stockholders may also contact their broker, bank or other nominee or trust company for assistance concerning the Offer.

The Depositary for the Offer is:

Mellon Investor Services LLC

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, NY 10005
Banks and Brokerage Firms, Please Call: (212) 269-5550
All Others Call Toll-free: (888) 628-8208

The Joint Dealer Managers for the Offer are:

375 Park Avenue, 4th Floor New York, New York 10152 Attn: Tom Yates Call: (212) 214-6129 Call Toll Free: (800) 532-2916	1585 Broadway New York, New York 10036 Call Toll-Free: (866) 818-4954

November 21, 2006